Exhibit 10.7

EMPLOYMENT AGREEMENT
BETWEEN
GREGORY A. MARSH
AND
AURORA DIAGNOSTICS, INC.

EMPLOYMENT AGREEMENT

1. Effective Date	1
2. Employment	1
3. Employment Period	1
4. Extent of Service	1
5. Compensation and Benefits	2
(a) Base Salary	2
(b) Incentive, Savings and Retirement Plans	2
(c) Welfare Benefit Plans	2
(d) Expenses	2
6. Termination of Employment	3
(a) Death or Retirement	3
(b) Disability	3
(c) Termination by the Company	3
(d) Termination by Executive	4
(e) Notice of Termination	5
(f) Date of Termination	5
7. Obligations of the Company upon Termination	6
(a) Termination by Executive for Good Reason; Termination by the Company Other Than for Cause or Disability	6
(b) Death, Disability or Retirement	7
(c) Cause; Other than Good Reason	7
(d) Resignations	7
8. Restrictive Covenants	7
9. Proprietary Rights	11
10. Non-exclusivity of Rights	12
11. Full Settlement; No Mitigation	12
12. Mandatory Reduction of Payments in Certain Events	12
13. Successors	13
14. Cooperation	14
15. Code Section 409A	14

16. Miscellaneous	15
(a) Governing Law	15
(b) Captions	16
(c) Amendments	16
(d) Notices	16
(e) Severability	16
(f) Withholding	16
(g) Waivers	16
(h) Entire Agreement	16

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EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this 21st day of October, 2010 by and between Aurora Diagnostics, Inc., a Delaware corporation (the “Company”), and Gregory A. Marsh (“Executive”), to be effective as of the Effective Date, as defined in Section 1.
BACKGROUND
     WHEREAS, the Company and Executive entered into that certain Senior Management Agreement dated as of November 5, 2007 (the “Prior Agreement”);
     WHEREAS, the Company and Executive desire to terminate the Prior Agreement, effective as of the Effective Date (as defined in Section 1 herein); and
     WHEREAS, the Company desires to engage Executive as the Chief Financial Officer, Vice President and Treasurer of the Company from and after the Effective Date, in accordance with the terms of this Agreement, and Executive is willing to serve as such in accordance with the terms and conditions of this Agreement.
     NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. Effective Date. The effective date of this Agreement (the “Effective Date”) shall be the closing date of the Company’s initial public offering of its common stock.
     2. Employment. Executive is hereby employed on the Effective Date as the Chief Financial Officer, Vice President and Treasurer of the Company. In his capacity as Chief Financial Officer, Vice President and Treasurer of the Company, Executive shall have the duties, responsibilities and authority commensurate with such position as shall be assigned to him by the Board of Directors of the Company (the “Board”). In his capacity as Chief Financial Officer, Vice President and Treasurer of the Company, Executive will report directly to the Chief Executive Officer and President of the Company.
     3. Employment Period. Executive’s employment, and the term of this Agreement, shall be for a term beginning on the Effective Date and ending on his termination of employment pursuant to Section 6 hereof (the “Employment Period”).
     4. Extent of Service. During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote his full attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Executive hereunder, to use Executive’s reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not interfere with the performance of

Executive’s responsibilities as an employee of the Company in accordance with this Agreement.
     5. Compensation and Benefits.
          (a) Base Salary. During the Employment Period, the Company will pay to Executive base salary at the rate of U.S. $294,000 per year (“Base Salary”), less normal withholdings, payable in approximately equal bi-weekly or other installments as are or become customary under the Company’s payroll practices for its employees from time to time. The Compensation Committee of the Board shall review Executive’s Base Salary annually and may increase Executive’s Base Salary from year to year. Such adjusted salary then shall become Executive’s Base Salary for purposes of this Agreement. The annual review of Executive’s salary by the Board will consider, among other things, Executive’s own performance, and the Company’s performance.
          (b) Incentive, Savings and Retirement Plans. During the Employment Period, Executive shall be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs available to senior executive officers of the Company (“Peer Executives”), and on the same basis as such Peer Executives. Without limiting the foregoing, the following shall apply:
          (i) during the Employment Period, Executive will be entitled to participate in the Company’s bonus plan, pursuant to which he will have an opportunity to receive an annual cash bonus based upon the achievement of performance goals established from year to year by the Compensation Committee of the Board (such bonus earned at the stated “target” level of achievement being referred to herein as the “Target Bonus”). Until otherwise changed by the Compensation Committee, Executive’s Target Bonus shall be fifty percent (50%) of his Base Salary; and
          (ii) during the Employment Period, Executive will be eligible for grants, under the Company’s long-term incentive plan or plans, of stock options to acquire common stock of the Company (or such other stock-based awards as the Company makes to Peer Executives), having terms and determined in the same manner as awards to other Peer Executives, unless Executive consents to a different type of award or different terms of such award than are applicable to other Peer Executives. Nothing herein requires the Board to make grants of options or other awards in any year.
          (c) Welfare Benefit Plans. During the Employment Period, Executive and Executive’s eligible dependents shall be eligible for participation in, and shall receive all benefits under, the welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription drug, dental, disability, employee life, dependent life, accidental death and travel accident insurance plans and programs) to the extent available to other Peer Executives.
          (d) Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in the course of performing his duties and responsibilities under this Agreement, in accordance with the policies, practices and procedures of the Company to the extent available to other Peer Executives with respect to travel, entertainment and other business expenses. Notwithstanding the foregoing, (i) the reimbursements provided in any one calendar year shall not affect the amount of reimbursements provided in any other calendar year; (ii) the reimbursement of an eligible expense shall be made as soon as practicable but no later than December 31 of the year following the year in which the expense was incurred; and (iii) Executive’s rights pursuant to this Section 5(d) shall not be subject to liquidation or exchange for another benefit.
     6. Termination of Employment.
          (a) Death or Retirement. Executive’s employment shall terminate automatically upon Executive’s death or Retirement during the Employment Period. For purposes of this Agreement, “Retirement” shall mean retirement that would entitle Executive to normal retirement benefits under the Company’s then-current retirement plan.
          (b) Disability. If the Company determines in good faith that Executive has become Disabled (as defined below) during the Employment Period, it may give to Executive written notice of its intention to terminate Executive’s employment. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such written notice by Executive (the “Disability Effective Date”), provided, that, within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive’s duties. For purposes of this Agreement, Executive shall be Disabled if either of the following conditions is met, as determined by the Board in good faith:
     (i) Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or
     (ii) Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.
          (c) Termination by the Company. The Company may terminate Executive’s employment during the Employment Period with or without Cause. For purposes of this Agreement, a termination shall be considered to be for “Cause” if it occurs in conjunction with a determination by the Board that Executive has:
     (i) been convicted or pled no contest for or been indicted on a felony or a crime involving dishonestly or fraud, which involves a material matter, with respect to the Company or any of its respective Affiliates (as defined below) or any of their customers or suppliers;
     (ii) substantially and repeatedly failed to perform the duties of the office held by Executive as reasonably directed by the Board;

     (iii) engaged in gross negligence or willful misconduct with respect to the Company or any of its Affiliates that is materially harmful to the Company or any of its Affiliates;
     (iv) engaged in conduct tending to bring the Company or any of its Affiliates into substantial public disgrace or disrepute;
     (v) breached Sections 8 or 9 of this Agreement.
          If the Company determines that it has grounds to terminate Executive’s employment for Cause pursuant to the provisions of clause (ii) of this subsection (c), then it will first deliver to Executive a written notice setting forth with specificity the occurrence deemed to give rise to a right to terminate his employment for Cause. Executive will be given an opportunity to be heard before the Board, and Executive will have 15 business days after the receipt of such written notice to correct any such failure. If Executive does not correct such failure within such 15-day period, or having once received such written notice and corrected such failure, Executive at any time thereafter again so fails, the Company may terminate his employment for Cause immediately. The Company may terminate Executive’s employment without Cause, or for Cause pursuant to the provisions of clauses (i), (iii), (iv) or (v) of this subsection (c), immediately. For purposes of this Section 6(c), “Affiliate” shall mean (i) any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, or (ii) a corporation, limited liability company, partnership or other entity which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company, or (iii) an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company.
     (d) Termination by Executive. Executive’s employment may be terminated by Executive with or without Good Reason. Executive’s termination without Good Reason shall require 30 days’ prior written notice to the Company. Executive’s termination for Good Reason must occur within a period of 75 days after the occurrence of an event of Good Reason. For purposes of this Agreement, “Good Reason” shall mean any of the following, without Executive’s consent:
     (i) a material diminution in Executive’s Base Salary;
     (ii) a material diminution in Executive’s authority, duties, or responsibilities;
     (iii) a material change in the geographic location at which Executive must perform services (which, for purposes of this Agreement, means a relocation of more than 25 miles from Palm Beach Gardens, Florida); or
     (iv) any other action or inaction that constitutes a material breach by the Company of this Agreement, including, without limitation, (A) any failure by the Company to comply with and satisfy Section 13(c) of this Agreement, (B) any failure by the Company to pay Executive an annual bonus when such bonus becomes due, (C) any reduction in the Target Bonus opportunity set forth in Section 5(b)(i) herein;

and (D) any material reduction in the benefits contemplated in Section 5(b),(c) and (e), unless such reduction applies to all Peer Executives.
A termination of employment by Executive for Good Reason shall be effectuated by giving the Company Notice of Termination pursuant to Section 6(e) within 30 days after the event constituting Good Reason, setting forth in reasonable detail the specific conduct of the Company that constitutes Good Reason and the specific provisions of this Agreement on which Executive relies. The Company shall have 45 days from the receipt of such notice within which to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by Executive. If such event has not been cured within such 45-day period, the termination of employment by Executive for Good Reason shall be effective as of the expiration of such 45-day period. If the event of Good Reason is cured within such 45-day period, the Notice of Termination for Good Reason shall have no effect. Good Reason shall not include Executive’s death, Disability or Retirement. A termination in accordance with this Section 6(d) while Executive is eligible for Retirement shall be deemed a termination under this Section 6(d), rather than for Retirement, for purposes of this Agreement; provided, however, that a termination in accordance with this Section 6(d) shall not preclude Executive from receiving retirement benefits under such other plans, programs, practices and policies relating to retirement benefits, if any, as are applicable to Executive on the Date of Termination. The parties intend, believe and take the position that a resignation by Executive for Good Reason as defined above effectively constitutes an involuntary separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Treas. Reg. §1.409A-1(n)(2).
          (e) Notice of Termination. Any termination by the Company or Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 16(d) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights hereunder.
          (f) Date of Termination. “Date of Termination” means (i) if Executive’s employment is terminated by the Company for Cause, or by Executive for Good Reason, the termination date as specified in Section 6(c) or (d), as applicable, (ii) if Executive’s employment is terminated other than as specified in subsection (i) above and other than by reason of death, Disability or Retirement, the date of receipt of the Notice of Termination or any later date specified therein within 60 days after receipt of the Notice of Termination, as the case may be, or (iii) if Executive’s employment is terminated by reason of death, Disability or Retirement, the Date of Termination shall be the date of death or Retirement of Executive or the Disability Effective Date, as the case may be.

     7. Obligations of the Company upon Termination.
          (a) Termination by Executive for Good Reason; Termination by the Company Other Than for Cause or Disability. If, during the Employment Period, the Company shall terminate Executive’s employment other than for Cause or Disability, or Executive shall terminate his employment for Good Reason, then Executive shall be entitled to the following, provided, however, that with respect to the payments and benefits described in clauses (ii) and (iii) below, Executive must (a) execute, within 60 days after the Date of Termination, a separation agreement containing a release of claims in a form satisfactory to the Company, and (b) such release shall not have been revoked within such time period, and provided, further, that any entitlement to payments provided in clauses (ii) and (iii) below shall immediately cease upon Executive’s violation of any provision of Article 8 or 9 hereof:
          (i) a lump sum in cash equal to the sum of (A) Executive’s Base Salary through the Date of Termination to the extent not theretofore paid, (B) any annual bonus earned but unpaid as of the Date of Termination for any previously completed fiscal year, (C) reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the Date of Termination, and (D) any accrued vacation pay to the extent not theretofore paid (the sum of the amounts described in clauses (A) — (D) shall be hereinafter referred to as the “Accrued Obligations”), payable on the 60th day following the Date of Termination;
          (ii) an annual bonus for the year in which the Date of Termination occurs, equal to (A) the annual bonus, if any, that would have been earned by Executive for such year if he had remained employed on the normal payment date for such bonus, based on actual performance under applicable performance metrics, (B) multiplied by a fraction, the numerator of which is the number of days worked by Executive during such final year and the denominator of which is 365 (the “Prorated Final Year Bonus”), payable at the time that annual bonuses are paid to Peer Executives, or such later date as may be required pursuant to Section 15 hereof;
          (iii) severance in an amount equal to (A) if the Date of Termination occurs at any time prior to a Change in Control (as defined in the Company’s 2010 Incentive Plan, or any successor plan thereto) or more than one (1) year after the effective date of a Change in Control, one (1) times Executive’s then-current Base Salary, payable in approximately equal installments (but not less than monthly) that correspond with the Company’s normal payroll practices over a period of one (1) year, commencing on the first regular payroll date following the Date of Termination (or such later date as may be required pursuant to Section 15), or (B) if the Date of Termination occurs within one (1) year after the effective date of a Change in Control, the sum of (x) two (2)) times Executive’s then-current Base Salary, and (y) an amount equal to two times the average of Executive’s annual bonuses earned with respect to each of the three (3) years immediately preceding the year in which the Date of Termination occurs, payable in approximately equal installments (but not less than monthly) that correspond with the Company’s normal payroll practices over a period of two (2) years, commencing on the first regular payroll date following the Date of Termination (or such later date as may be required pursuant to Section 15); and

          (iv) to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).
          (b) Death, Disability or Retirement. If Executive’s employment is terminated by reason of Executive’s death, Disability or Retirement (except as provided in Section 6(d)) during the Employment Period, this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits. Accrued Obligations shall be paid to Executive or Executive’s estate or beneficiary, as applicable, in a lump sum in cash within thirty (30) days after the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as used in this Section 7(b) shall include without limitation, and Executive or Executive’s estate and/or beneficiaries shall be entitled to receive, benefits under such plans, programs, practices and policies relating to death, disability or retirement benefits, if any, as are applicable to Executive on the Date of Termination.
          (c) Cause; Other than for Good Reason. If Executive’s employment shall be terminated for Cause during the Employment Period, or Executive shall resign other than for Good Reason or Disability, this Agreement shall terminate without further obligations to Executive, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits. Accrued Obligations shall be paid to Executive in a lump sum in cash within thirty (30) days after the Date of Termination.
          (d) Resignations. Termination of Executive’s employment for any reason whatsoever shall constitute Executive’s resignation as an officer of the Company, its subsidiaries and affiliates.
     8. Restrictive Covenants. Executive and the Company understand and agree that the purpose of the provisions of this Section 8 is to protect the legitimate business interests of the Company, as more fully described below, and is not intended to eliminate Executive’s post-employment competition with the Company per se, nor is it intended to impair or infringe upon Executive’s right to work, earn a living, or acquire and possess property from the fruits of his labor. Executive hereby acknowledges that the post-employment restrictions set forth in this Section 8 are reasonable and consistent with the provisions of F.S.A. § 542.335 and that they do not, and will not, unduly impair his ability to earn a living after the termination of his employment. Therefore, subject to the limitations of reasonableness imposed by law, Executive shall be subject to the restrictions set forth in this Section.
          (a) Definitions. The following terms used in this Section 8 shall have the meanings assigned to them below, which definitions shall apply to both the singular and the plural forms of such terms:

     “Competitive Services” shall mean, directly or indirectly, providing services on behalf of any person or entity engaged in the management or provision of anatomic pathology diagnostic, genomics or molecular testing services (whether through physician practices, laboratories, hospitals, medical or surgical centers or otherwise).
     “Confidential Information” shall mean all proprietary information regarding Company, its activities, businesses or customers that is not generally disclosed by practice or authority to persons not employed or otherwise engaged by Company, but that may not rise to the level of a Trade Secret. “Confidential Information” shall include, but is not limited to, business plans; operational methods; market studies; marketing plans or strategies; product development techniques or plans; customer lists and prospective customer lists; sources of supply; details of customer, supplier and vendor contracts; current and anticipated customer requirements; past, current and planned research and development; “know how;” business acquisition plans; and new personnel acquisition plans. “Confidential Information” shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Company. This definition shall not limit any definition of “confidential information” or any equivalent term under state or federal law.
     “Person” shall mean any individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.
     “Principal or Representative” shall mean a principal, owner, partner, shareholder, equity holder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant.
     “Protected Customers” shall mean any Person to whom Company sold its products or services or solicited to sell its products or services during the course of Executive’s employment and with whom Executive had Material Contact. For purposes of this Agreement, Executive had “Material Contact” with a Protected Customer if (A) he had business dealings with the Protected Customer on Company’s behalf; (B) he was responsible for supervising or coordinating the dealings between Company and the Protected Customer; or (C) he obtained Trade Secrets or Confidential Information about the Protected Customer as a result of his association with Company.
     “Protected Employees” shall mean then-current employees of Company who were employed at any time during the course of Executive’s employment and (a) with whom Executive had a supervisory relationship; (b) with whom Executive worked or communicated on a regular basis; or (c) about whom Executive obtained Trade Secrets or Confidential Information as a result of his association with Company.
     “Restricted Period” shall mean the duration of Executive’s employment with Company and one (1) year from the termination of Executive’s employment for any reason whatsoever.
     “Restricted Territory” shall mean the United States of America.

     “Restrictive Covenants” means the restrictive covenants contained in the Section 8.
     “Trade Secret” means all information, without regard to form, regarding the Company, its activities, businesses or customers, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, distribution lists or a list of actual or potential customers, advertisers or suppliers, which is not commonly known by or available to the public and which information: (A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Without limiting the foregoing, Trade Secret means any item of confidential information that constitutes a “trade secret” under applicable common law or statutory law.
          (b) Noncompetition. Executive hereby agrees that during the Restricted Period, Executive will not, without the prior written consent of Company, directly or indirectly, engage in, sell or otherwise provide Competitive Services within the Restricted Territory in a capacity that is the same as or substantially similar to the capacity in which he provided Competitive Services on behalf of Company; provided, however, that the parties acknowledge and agree the provisions of this Section 8 shall not be deemed to prohibit the ownership by Executive of not more than five percent (5%) of any class of securities of any corporation having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended.
          (c) Non-Solicitation of Protected Customers. Executive understands and agrees that the relationship between the Company and each of its Protected Customers constitutes a valuable asset of the Company and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that during the Restricted Period, Executive shall not, without the prior written consent of the Company, directly or indirectly, on Executive’s own behalf or as a Principal or Representative of any Person, solicit, divert, or take away, or attempt to solicit, divert or take away, a Protected Customer for the purpose of providing goods or services the same as or substantially similar to the goods or services provided or offered by the Company.
          (d) Nonsolicitation of Protected Employees. Executive understands and agrees that the relationship between the Company and each of its Protected Employees constitutes a valuable asset of the Company and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that during the Restricted Period, Executive shall not, directly or indirectly, on Executive’s own behalf or as a Principal or Representative of any Person, solicit or induce or attempt to solicit or induce any Protected Employee to terminate his or her employment with the Company or to enter into an employment, consulting or similar relationship with any other Person.
          (e) Restriction on Disclosure and Use of Confidential Information and Trade Secrets. Executive understands and agrees that the Confidential Information and Trade

Secrets constitute valuable assets of the Company, and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that Executive shall not, directly or indirectly, at any time during the Restricted Period, reveal, divulge, or disclose to any Person not expressly authorized by the Company any Confidential Information, and Executive shall not, directly or indirectly, at any time during the Restricted Period, use or make use of any Confidential Information in connection with any business activity other than that of the Company. Throughout the period during which the information remains a Trade Secret under the terms of this Agreement and/or applicable law, Executive shall not, directly or indirectly, transmit or disclose any Trade Secret to any Person, and shall not make use of any such Trade Secret, directly or indirectly, for himself or herself or for others, without the prior written consent of the Company. The parties acknowledge and agree that this Agreement is not intended to, and does not, alter either the Company’s rights or Executive’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.
     Anything herein to the contrary notwithstanding, Executive shall not be restricted from disclosing or using Confidential Information or Trade Secrets that are required to be disclosed by law, court order or other legal process; provided, however, that in the event disclosure is required by law, Executive shall provide the Company with prompt written notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by Executive.
          (f) Enforcement of Restrictive Covenants.
               (i) Rights and Remedies Upon Breach. In the event Executive breaches, or threatens to commit a breach of, any of the provisions of the Restrictive Covenants, the Company shall have the following rights and remedies, which shall be independent of any others and severally enforceable, and shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity:
                    (A) the right and remedy to enjoin, preliminarily and permanently, and without the necessity of proving actual damage or posting any bond, Executive from violating or threatening to violate the Restrictive Covenants and to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company; and
                    (B) the right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any transactions constituting a breach of the Restrictive Covenants; and
                    (C) in the event of an actual breach of any of the provisions of the Restrictive Covenants, the right and remedy to require Executive to pay the reasonable attorneys’ fees incurred by the Company in enforcing the Restrictive Covenants.
               (ii) Severability. The parties acknowledge and agree that the Restrictive Covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any Restrictive Covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other Restrictive Covenant or any other part or provision of this Agreement.
               (iii) Reformation. If any portion of any Restrictive Covenant is found to be invalid or unenforceable by a court of competent jurisdiction for any reason, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the Company and Executive in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.
     9. Proprietary Rights.
          (a) Works Made for Hire. Executive acknowledges and agrees that during the course of his employment, Executive may from time to time create for the Company copyrightable or patentable works. Such works may consist of manuals, pamphlets, instructional materials, computer programs, software, software integration techniques, software codes and data, technical data, photographs, drawings, logos, designs, artwork, derivatives, modifications or improvements of prior works created by Executive, or other copyrightable or patentable material, or portions thereof, and may be created within or without the Company’s facilities and before, during or after normal business hours. All such works related to or useful in the business of the Company are specifically intended to be works made for hire by Executive, and Executive shall cooperate with the Company in the protection of the Company’s copyrights or patents in such works and, to the extent deemed desirable by the Company, the registration of such copyrights or patents.
          (b) Invention Assignment.
               (i) Definition of Inventions. For purposes of this Agreement, “Inventions” means any and all ideas, inventions, formulas, source codes, object codes, techniques, processes, concepts, systems, programs, software, software integration techniques, hardware systems, schematics, flow charts, computer data bases, client lists, trademarks, service marks, brand names, trade names, compilations, documents, data, notes, designs, drawings, technical data or training materials, including improvements thereto or derivatives therefrom, whether or not patentable, and whether or not subject to copyright or trademark or trade secret protection, conceived, developed, produced or otherwise reduced to practice by Executive, or by others working with Executive or under his direction, during the period of his employment with the Company.
               (ii) Assignment of Inventions. Executive agrees that any and all Inventions are the sole property of the Company. Executive hereby agrees that he shall promptly disclose in writing to the Company the existence of any Inventions. Executive further assigns and agrees to assign all of his rights, title and interest in Inventions to the Company or its designee. Executive shall not be entitled to use any Inventions for his own benefit or the benefit of anyone except the Company without written permission from the Company and then only subject to the terms of such permission. Executive further agrees that he will communicate to the Company any facts known to him and testify in any legal proceedings, sign all lawful papers, make all rightful oaths, execute all divisionals, continuations, continuations-in-part, foreign counterparts, or reissue applications, all assignments, all registration applications and all other instruments or papers to carry into full force and effect, the assignment, transfer and conveyance hereby made or to be made and generally do everything possible for title to the Inventions to be clearly and exclusively held by the Company. Executive agrees that he will not oppose or object in any way to applications for registration of Inventions by the Company. Executive agrees to exercise reasonable care to avoid making the Inventions available to any third parties and shall be liable to the Company for all damages and expenses, including reasonable attorneys’ fees, if the Inventions are made available to third parties by him without the express written consent of the Company.
               (iii) Exceptions to Assignment Obligations. Executive and the Company acknowledge and agree that nothing contained herein shall require Executive to assign to the Company any Invention for which no equipment, supplies, facilities, Confidential Information or Trade Secrets of the Company was used and which was developed entirely on Executive’s own time, unless (a) the Invention relates to the business of the Company or to the Company’s actual or demonstrably anticipated research or development, or (b) the Invention results from any work performed by Executive on behalf of the Company.
     10. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any employee benefit plan, program, policy or practice provided by the Company or its affiliated companies and for which Executive may qualify, except as specifically provided herein. Amounts that are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program except as explicitly modified by this Agreement.
     11. Full Settlement; No Mitigation. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.
     12. Mandatory Reduction of Payments in Certain Events.
          (a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payment to Executive, a calculation shall be made comparing (i) the net benefit to Executive of the Payment after payment of the Excise Tax, to (ii) the net benefit to Executive if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in Section 12(b) below). For purposes of this Section 12, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 12, the “Parachute Value” of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.
          (b) The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to Section 12(a)(i) and (ii) above shall be made by an independent, nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Company and Executive (the “Determination Firm”) which shall provide detailed supporting calculations. Any determination by the Determination Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which Executive was entitled to, but did not receive pursuant to Section 12(a), could have been made without the imposition of the Excise Tax (“Underpayment”). In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive, but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.
          (c) In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 12 shall be of no further force or effect.
     13. Successors.
          (a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.
          (b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.
          (c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

     14. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement. The Company shall reimburse Executive for any reasonable out-of-pocket expenses incurred in connection with Executive’s performance of obligations under this Section 14 at the request of the Company. If Executive is entitled to be paid or reimbursed for any expenses under this Section 14, the amount reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Executive’s obligations under this Section 14, and Executive’s rights to payment or reimbursement of expenses pursuant to this Section 14 shall expire at the end of ten years after the Date of Termination and such rights shall not be subject to liquidation or exchange for another benefit.
     15. Code Section 409A.
          (a) General. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Executive as a result of the application of Section 409A of the Code.
          (b) Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, by reason of a Change in Control or Executive’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to Executive, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control or termination of employment, as the case may be, meet any description or definition of “change in control event” or “separation from service,” as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a Change in Control or termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “change in control event” or “separation from service,” as the case may be, or such later date as may be required by subsection (c) below. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

          (c) Six-Month Delay in Certain Circumstances. Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Executive’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):
     (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Executive’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Executive’s separation from service (or, if Executive dies during such period, within thirty (30) days after Executive’s death) (in either case, the “Required Delay Period”); and
     (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.
          For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder; provided, however, that the Company’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Board or a committee thereof, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Agreement.
          (d) Treatment of Installment Payments. Each payment of termination benefits under Section 7 of this Agreement, including, without limitation, each installment payment and each payment or reimbursement of premiums for continued medical, dental or life insurance coverage under Section 7(a)(iv), shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.
          (e) Timing of Release of Claims. Whenever in this Agreement a payment or benefit is conditioned on Executive’s execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within sixty (60) days after the Date of Termination; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (c) above, such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the Date of Termination provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period.
     16. Miscellaneous.
          (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without reference to principles of conflict of laws.

          (b) Captions. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.
          (c) Amendments. This Agreement may not be amended or modified otherwise than-by a written agreement executed by the parties hereto or their respective successors and legal representatives.
          (d) Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:	Gregory A. Marsh
Most recent address on file with the Company

If to the Company:	Aurora Diagnostics, Inc.
11025 RCA Center Drive
Suite 300
Palm Beach Gardens, FL 33410
Attention: Secretary
or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.
          (e) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.
          (f) Withholding. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.
          (g) Waivers. Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.
          (h) Entire Agreement. Except as provided herein, this Agreement contains the entire agreement between the Company and Executive with respect to the subject matter hereof and, from and after the Effective Date, this Agreement shall supersede any other agreement (including the Prior Agreement) between the parties with respect to the subject matter hereof.
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[Signatures on following page]

     IN WITNESS WHEREOF, Executive has hereunto set Executive’s hand and, pursuant to the authorization from the Board, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ Gregory A. Marsh

Gregory A. Marsh

AURORA DIAGNOSTICS, INC.

By:	/s/ James C. New